Exhibit 99.1
ASML 2008 Third Quarter Results ASML addresses weak market with lower costs and strong product line-up October 15, 2008

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, credit market deterioration on consumer confidence which could affect our customers, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

ASML - the world's largest supplier of lithography equipment Source: Semi & ASML Leadership in immersion for volume chip manufacturing ASML Canon Nikon East 65 11 24 West North Canon 11% ASML 65% Nikon 24% ASML AMAT TELL KLA East 22 32 25 11 10 West North KLA Tencor ASML Tokyo Electron Lam Research Applied Materials Revenue evolution Top 5 semiconductor equipment suppliers Market share 2007 1,543 2,465 2,529 3,597 3,768 2003 2004 2005 2006 2007

Agenda Market Robustness Business summary Outlook

Market

Macro and sector trends Challenging customer environment Product overcapacity Low DRAM and FLASH memory prices Access to capital M&A negotiations Demand for capacity expansion remains extremely weak Significant weakening in the last 2 to 3 months Virtually no 300mm lithography capacity growth between 2007 and 2008 Retirement of 200mm memory fabs Immersion demand continues 2008: 4x nm Flash, 5x nm DRAM 2009: 3x nm Flash, 5x nm DRAM 2nd tier, 4x nm DRAM 1st tier

DRAM manufacturers with most aggressive shrink post highest operating margins Operating margins vs. technology nodes of main DRAM manufacturers Source: DRAMeXchange (8/08), ASML Marketing (Fab dBase) -120% -100% -80% -60% -40% -20% 0% 20% 40% 60% Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3 07 Q4 07 Q1 08 Q2 08 Operating Margin Most advanced node in Q2/08: 5x nm 5x nm 6x nm 6x nm 6x nm 7x nm 7x nm 7x nm

Robustness

Sound gross margin performance 0 200 400 600 800 1000 1200 Revenue [Thousands] 10% 15% 20% 25% 30% 35% 40% 45% Revenue Gross margin Q4 guidance Q1 03 Q3 03 Q1 04 Q3 04 Q1 05 Q3 05 Q1 06 Q3 06 Q1 07 Q3 07 Q1 08 Q3 08 Gross margin

Gross margin dynamics Cost of goods reduction program Litho tool sales mix Euro / Yen / Dollar exchange rate ASML factory loading Product maturity Sales discount Due to cost improvements and management of the above, gross margin is expected to be approximately 36% at revenue levels of € 550 million

Near term operating expense dynamics R&D High level of strategic investment to meet customer requirements for shrink Efficiency produces € 6 million savings in Q4 SG&A Improved efficiency provided 8% cost reduction in Q3 vs. Q2 IT and other services contract negotiations will result in additional € 5 million savings (10%) in Q4

Robust operating margin performance with R&D expenditures increased >50% in the last 3 years 370 329 0 200 400 600 800 1000 1200 Revenue [Thousands] -30% -20% -10% 0% 10% 20% 30% Revenue Operating margin Q1 03 Q3 03 Q1 04 Q3 04 Q1 05 Q3 05 Q1 06 Q3 06 Q1 07 Q3 07 Q1 08 Q3 08 Operating margin

Profitability Supported by continued immersion technology investments necessary even during this downturn, we expect to see quarterly sales at levels that will secure a positive operating profit margin Stress test Operating Profit R&D + SG&A € 170 million per quarter 2,500 2008 estimate Q1-Q3 actuals + Q4 guidance Net Sales Gross margin 1,750 2,000 2,250 2,750 3,000 3,250 3,500 3,750 4,000 30% -155 - 80 - 5 70 145 220 295 370 445 520 32% -120 - 40 40 120 200 280 360 440 520 600 34% - 85 0 85 170 255 340 425 510 595 680 36% - 50 40 130 220 310 400 490 580 670 760 38% - 15 80 175 270 365 460 555 650 745 840 40% 20 120 220 320 420 520 620 720 820 920 42% 55 160 265 370 475 580 685 790 895 1000 44% 90 200 310 420 530 640 750 860 970 1080 46% 125 240 355 470 585 700 815 930 1045 1160 48% 160 280 400 520 640 760 880 1000 1120 1240 50% 195 320 445 570 695 820 945 1070 1195 1320 Note: Data in the table is not intended as company guidance

Solid financial position Conservatively financed Cash & cash equivalents € 1.3 billion Debt € 600 million 5.75% Notes due 2017 Standby facility € 500 million due 2012 Cash generative

Product roadmap strengthening for continued market share growth Driving higher product value through performance enhancement and cost reductions Strengthening leadership in immersion, the TWINSCAN XT:1950 with highest NA available today allows 38 nm resolution and offers 25% overall performance improvement Introducing the TWINSCAN NXT multipurpose platform with substantially higher speed and overlay accuracy addressing 32 nm resolution and beyond, shipping in 2009 Starting 2010, EUV systems with high speed performance goals of >140 wph and resolution of 22 nm and beyond, will change litho cost dynamics leading to wide spread adoption

Immersion on track Shipped 46 immersion systems YTD Booked 16 immersion systems in Q3 Backlog contains 27 immersion systems

Business summary

Q3 results Net sales of € 696 million Gross Margin of 38.1%, Operating margin of 12.0% Cash generation from Operations € 21 million Shipped 16 immersion systems Booked 31 systems, valued at € 498 million Backlog at € 1,028 million, 53 systems Average selling price for new shipped systems of € 21.6 million

Total net sales M€ 1,543 2,465 2,529 3,597 3,768 * 2007 numbers are adjusted retrospectively with respect to the change in accounting policy. Numbers have been rounded for readers' convenience. 318 453 685 629 949 919 329 616 763 942 930 844 370 611 533 958 934 696 526 785 548 1068 955 0 500 1000 1500 2000 2500 3000 3500 4000 4500 2003 2004 2005 2006 2007* 2008 Net sales Q4 Q3 Q2 Q1

Net system sales breakdown in value: Q3 2008 Memory Foundry IDM R&D East 63 7 30 West North End-use Foundry 7% Memory 63% IDM 30% Numbers have been rounded for readers' convenience Technology KrF ArF dry ArF immersion I line East 8 10 77 5 West North KrF 8% i-Line 5% ArF immersion 77% ArF dry 10% ROW U.S.A Europe Taiwan Korea China Japan ROW Stp 14 15 2 39 7 20 3 West North USA 14% Taiwan 2% Korea 39% Japan 20% Europe 15% China 7% Sales in Units Region Other 3% 4 5 12 16 ArF immersion ArF dry KrF i-Line

Numbers have been rounded for readers' convenience. Consolidated statement of operations M€ Q2 08 Q3 08 Net sales 844 696 Gross profit Gross margin % 337 40.0% 265 38.1 % R&D costs 130 130 SG&A costs 56 5 2 I ncome from operations Income from operations % 151 17.9% 83 12.0 % Net income Net income % 192 22.7% 73 10.5%

Key financial trends 2007 - 2008 Consolidated statement of operations M€ * 2007 numbers are adjusted retrospectively with respect to the change in accounting policy. Numbers have been rounded for readers' convenience. Q3 07 * Q4 07 * Q1 0 8 Q2 08 Q3 08 Net Sales 934 955 919 844 696 Gross profit Gross margin % 385 41.2% 390 40.8% 374 40.6% 337 40.0% 265 38.1 % R&D 120 129 128 130 130 SG&A 56 57 57 56 52 Income from operations Income fro m operations % 209 22.4% 203 21.3% 188 20.5% 151 17.9% 83 12.0 % Net income Net income % 166 17.8% 201 21.0% 145 15.8% 192 22.7% 73 10.5 % Units shipped 59 55 50 39 37 ASP New Systems 15.1 16.2 18.7 21.7 21.6 Net Bookings Units 40 54 26 33 31

Cash flow M€ Numbers have been rounded for readers' convenience. Q2 08 Q3 08 Net income 192 73 Depreciation and amortization 27 2 9 Disposal s of property, plant and equipment 1 2 Share - based payments 3 4 Change in tax assets and liabilities (114) (6) C hange in other assets and liabilities 21 (8 1 ) Cash flow s from operati ng activities 130 21 Cash flow s from investing activities (65) (68) Cash flow s from financing activities (101) (2) Effect of changes in exchange rates on cash 0 1 Net cash flow s (36) (48)

Balance sheet as of Sep 28th, 2008 M€ Numbers have been rounded for readers' convenience. A ssets Jun 2008 Sep 2008 Cash and cash equivalents 1,361 33% 1,3 13 31 % Accounts receivable, net 517 13% 5 74 14 % Inventories, net 1,130 27% 1,13 4 27 % Other assets 302 7% 312 7 % Tax assets 227 5% 2 22 5 % Fixed assets 60 8 15% 6 61 16 % Total assets 4,145 100% 4, 216 100% Liabilities and shareholders' equity Jun 2008 Sep 2008 Current liabilities 1,247 30% 1,2 7 3 30 % Long term debts and deferred liabilities 837 20% 8 2 0 19 % Shareholders' equi ty 2,061 50% 2, 12 3 51 % Total liabilities and shareholders' equity 4,145 100% 4, 216 100%

62% of backlog or € 642 million system sales carry Q4 '08 + Q1 '09 shipment dates Q3 net bookings of 31 systems with a value of € 498 million including 18 new tools with an ASP of € 22.1 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period Numbers have been rounded for readers' convenience Backlog as of Sep 28th, 2008 New systems Backlog Used systems Backlog Total systems Backlog Units 4 3 10 5 3 Value M€ 922 M€ 106 M€ 1,028 ASP M€ 21. 4 M€ 10.6 M€ 19.4

Backlog: value and litho units Backlog units 0 500 1000 1500 2000 2500 Jan 03 Jul 03 Jan 04 Jul 04 Jan 05 Jul 05 Jan 06 Jul 06 Jan 07 Jul 07 Jan 08 Jul 08 Backlog value M€ 0 50 100 150 200 250 300 Backlog value Systems

Taiwan Europe USA Korea Other Japan China 14 11 30 14 6 25 memory IDM Foundry 42 43 15 0 0 0 immersion KrF 1-line ArF dry 73 6 2 19 Backlog lithography in value per Sep 28th, 2008 Total value M€ 1,028 Technology i-Line 2% ArF immersion 73% KrF 6% ArF dry 19% Region USA 30% Taiwan 14% Korea 14% Other 6% Europe 11% Japan 25% End-use Memory 42% IDM 43% Foundry 15% Numbers have been rounded for readers' convenience

Outlook

Q4 2008 outlook ASML expects to ship 26 systems ASP for new + used systems expected to be € 16.5 million Gross margin approximately 36% R&D is expected at € 124 million net of credit SG&A is expected to decrease to € 47 million

Outlook The current economic turmoil and the reassessment by some of our customers of their investments and strategic alliances make it difficult for us to guide on short term bookings or give a mid term sales forecast Even during this downturn, continued immersion technology investments remain necessary for technology transitions and we expect to see quarterly sales at levels that should secure a positive operating profit margin. This will be supported by our ability to further adjust costs with our outsourced business flexibility model ASML's strong financial position will allow for sustained strategic investments in technology development and production facilities that will be required for success when the industry recovers